Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

DATE OF BOARD MEETING AND DATE OF PUBLICATION OF FIRST QUARTER 2025 EARNINGS ANNOUNCEMENT

Our board of directors will hold a board meeting on Tuesday, May 20, 2025 (Hong Kong Time) for the purposes of, among other things, approving our unaudited financial results for the first quarter ended March 31, 2025 (the “Q1 Results”) and announcement for the Q1 Results. We will announce our Q1 Results at or around 6:00 p.m. on Tuesday, May 20, 2025 (Hong Kong Time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Our management will host an earnings conference call at 8:00 p.m. on Tuesday, May 20, 2025 (Hong Kong Time) to discuss our Q1 Results and answer questions. Details for the conference call are as follows:

Event Title:     Bilibili Inc. First Quarter 2025 Earnings Conference Call

Registration Link: https://register-conf.media-server.com/register/BI04e567ee2b7348e0beae7ceee48ae878

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on our investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

By Order of the Board
Bilibili Inc. Rui Chen
Chairman

Hong Kong, May 6, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.